Steven M. Skolnick
Partner

1251 Avenue of the Americas
New York, New York 10020
T 973 597 2476
F 973 597 2477
sskolnick@lowenstein.com

July 3, 2017

Gary Newberry

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Motus GI Holdings, Inc.
Draft Registration Statement on Form S-1
Submitted April 12, 2017
CIK No. 0001686850

Dear Mr. Newberry:

On behalf of Motus GI Holdings, Inc. (the “Company”), we are hereby responding to the letter, dated May 9, 2017 (the “Comment Letter”), from Amanda Ravitz, Assistant Director of the staff (the “Staff”), Office of Electronics and Machinery, of the Securities and Exchange Commission (the “Commission”), regarding the Company’s confidential Draft Registration Statement on Form S-1 submitted April 12, 2017 (the “Draft Registration Statement”). In response to the Comment Letter and to update certain information in the Draft Registration Statement, the Company is confidentially submitting a revised Draft Registration Statement with the Commission (the “Amendment”). For ease of reference, set forth below in bold are the comments of the Staff with respect to the Draft Registration Statement, as reflected in the Comment Letter. The Company’s response is set forth below each comment. Capitalized terms used herein have the meanings set forth in the Draft Registration Statement unless defined herein.

The Company has authorized us to respond to the Comment Letter as follows:

Gary Newberry	July 3, 2017

Prospectus Cover Page

1. Please revise to identify as an underwriter any selling stockholder that is a broker-dealer. Also, for any selling stockholders that is an affiliate of a broker-dealer, please revise to either (1) identify the selling shareholder as an underwriter or (2) state that the selling stockholder purchased in the ordinary course of business and at the time of purchase of the securities, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosures in the footnotes to the selling stockholder table in response to the Staff’s comment. The Company further advises the Staff that, based on information provided by the selling stockholders and as reflected in the revisions to the selling stockholder table, the Company does not believe that any of the selling stockholders need to be identified as an underwriter since all selling stockholders purchased their securities in the ordinary course of business and at the time of purchase of the securities, the selling stockholders had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Our Company, page 1

2. Please highlight here that you do not anticipate that your system will be reimbursable through private or governmental third-party payors and that you have yet to generate revenues from your product.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 1, in response to the Staff’s comment.

Recent Developments, page 2

3. Please limit your disclosure here to a brief discussion of your 2017 Private Placement so that a summary of the initial issuance of shares being registered for resale is useful to investors. In an appropriate section of your prospectus, provide all material terms of the transactions you reference. In that section, ensure your disclosure compares the material terms of the new issuance of units and the issuance of units pursuant to the conversion of outstanding notes. As one example only, we note your reference to $5.00 per unit here but $4.50 per unit on page 2.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 2 and elsewhere, as appropriate, including in the Business section, in response to the Staff’s comment.

Gary Newberry	July 3, 2017

2017 Private Placement, page 3

4. Clarify whether the amount of your gross proceeds factors in the conversion amount of your notes and, if so, disclose the amount of proceeds received from the new issuance of units.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 2, in response to the Staff’s comment.

Our Risks, page 3

5. Please add disclosure here that (1) your system will not be reimbursable through private or governmental third-party payors and (2) your affiliates control your director nominations pursuant to the voting agreement mentioned on pages 18 and 68.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosures on page 3 and 4, in response to the Staff’s comment.

Implications of Being an Emerging Growth Company, page 4

6. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully advises the Staff that at this time it has not provided, and does not intend to provide, nor has anyone been authorized on our behalf to provide, potential investors with written communications as defined in Rule 405 under the Securities Act, in reliance on Section 5(d) of the Securities Act.

We may become liable for significant damages..., page 10

7. Please revise your risk factor to clarify the extent to which you are permitted to market your product under your current FDA clearance. Also, tell us the purpose of the language in the second sentence of this risk factor. In this regard, we note your disclosure on page 1 that your system “gives the gastroenterologist flexibility in instructing patients how to prepare for the colonoscopy.”

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 10, in response to the Staff’s comment. The Company further advises the staff that the purpose of the language of the second sentence (now third sentence) is to note that physicians may use devices for indications that have not been approved by the FDA and even if this happens the Company cannot promote such use until it receives FDA clearance for that particular indication.

Gary Newberry	July 3, 2017

Our Pure-Vu system may exhibit adverse side effects that prevent..., page 12

8. Please expand your risk factor to identify any known side effects that may occur. Also, tell us whether the risk of adverse side effects increases or intensifies in patients with gastrointestinal conditions such as those mentioned in the third paragraph on page 35.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 12, in response to the Staff’s comment. The Company further advises the staff that during a standard colonoscopy the incidence of side effects is higher in patients with gastrointestinal conditions.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 33

9. You state here that you received $16.5 million from the issuance of common and preferred stock in the 2017 Private Placement during fiscal year 2016. On page F-5, you state the cash was received via the recapitalization and from the issuance of convertible notes. In footnote 8 on page F-16, you state you received $8,077,000 on December 22, 2016 from the issuance of common and preferred shares. Please reconcile these disclosures and revise your filing as necessary.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company received net proceeds of approximately $16.5 million from the closings of the 2017 Private Placement occurring prior to December 31, 2016, inclusive of net proceeds from the sale of Convertible Notes, which converted into Units in the 2017 Private Placement. The $8,077,000 amount referenced on page F-28 represents the amount of gross proceeds received at the initial closing of the 2017 Private Placement, which occurred in December 2016, solely from the sale of Units in the 2017 Private Placement at $5.00 per Unit, excluding any gross proceeds from the sale of Convertible Notes which converted into Units in the 2017 Private Placement. The Company has additionally revised the disclosure on page 34, in response to the Staff’s comment.

Business, page 35

10. Where you reference “literature,” please clarify the nature of the literature to which you are referring. Please also clarify when the literature and surveys you mention were published.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 37, in response to the Staff’s comment. The Company is herewith supplementally providing to the Staff, together with this letter, a copy of five published articles supporting the rate of inadequate bowel preparation in connection with colonoscopy procedures.

Gary Newberry	July 3, 2017

Out-Patient Opportunity..., page 36

11. Please supplementally provide the market research you cite in the second sentence of this section.

Response: The Company respectfully acknowledges the Staff’s comment, and in response the Company is herewith supplementally providing to the Staff, together with this letter, a copy of the market research referenced in the second sentence of this section.

Pre-Clinical and Clinical Data & Safety, page 37

12. Please clarify the preparatory regimen used in each of the studies cited in your disclosure.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 37, in response to the Staff’s comment.

13. We note your disclosure in the first sentence of the penultimate paragraph on page 38. Please revise to clarify the specific indication for which your product is approved, including whether you are currently allowed to promote minimal preparatory capabilities of your product using means other than directly to patients.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 38, in response to the Staff’s comment.

Competition, page 39

14. Since “efficacy” is a term of art used in describing FDA clearances and approvals, please limit your conclusions about your competitors’ products as having “limited efficacy” to facts or clinical results.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 40, in response to the Staff’s comment.

15. Please tell us whether the competitor products you mention in this section or the colonoscopy preparatory regimen are reimbursable by private or governmental third-party payors, and, if so, disclose that fact here.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 40, in response to the Staff’s comment.

Gary Newberry	July 3, 2017

U. S. Market Entry Strategy, page 41

16. Please revise to discuss the status of your efforts in implementing the plan you reference here.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 41, in response to the Staff’s comment.

Third-Party Payer Coverage and Reimbursement, page 47

17. The disclosure at the bottom of page 9 states that use of your product is not currently reimbursable and you do not expect use of your product to be reimbursable in the foreseeable future. Given this, please clarify the “significant uncertainty” referenced here that exists as to the coverage and reimbursement status of your product.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 47, in response to the Staff’s comment.

Medical Advisory Board, page 53

18. Please clarify the role of your medical advisory board by including specific information regarding their activities for your company. Also, include information regarding how you determined who would be a member of your medical advisory board, any commitment from the members of your medical advisory board to provide services to you and all compensation arrangements with your medical advisory board.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 53, in response to the Staff’s comment.

Certain Relationships and Related Party Transactions, page 68

19. Please disclose all related party transactions that have occurred during the timeframe required by Item 404 of Regulation S-K, including any related party transactions entered into by your predecessor. See Instruction 1 to Item 404 of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosures on pages 68 and 69, in response to the Staff’s comment.

Gary Newberry	July 3, 2017

20. Please ensure that you provide all information required by Item 404 of Regulation S-K for each disclosed transaction. As one example only, we note your disclosure of the share exchange and the formation of the company transactions do not include the name of the related person and the basis on which the person is a related person, the related person’s interest in the transaction, the approximate dollar value of the amount involved, and the approximately dollar value of the amount of the related person’s interest.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosures on pages 68 and 69, in response to the Staff’s comment. The Company supplementally advises the Staff that, upon review, certain of the disclosures originally included in this section were determined not to be transactions with related persons requiring disclosure pursuant to Item 404 of Regulation S-K, and have been removed accordingly.

21. Please revise your disclosure on page 69 to include the number of exchange warrants issued to each related person.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosures on page 69, in response to the Staff’s comment.

22. Please revise your disclosure to clarify your statement that “related parties of the Placement Agent may derive material benefits as the result of these transactions.” In this regard, it is unclear to which transactions you refer, how the related parties of the Placement Agent may benefit, the identity of these related parties and the Placement Agent’s relationships with the related parties. Please also revise to clarify the basis on which the Placement Agent is a related party.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 69, in response to the Staff’s comment. The Company supplementally advises the Staff that the Placement Agent is not, and was not at the time of the transactions, a related party of the Company.

Where You Can Find More Information, page 96

23. If you do not intend to register a class of your securities pursuant to Section 12 of the Exchange Act, please revise to discuss material risks related to not registering, including risks related to not being subject to Exchange Act Sections 13, 14 and 16.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 96, in response to the Staff’s comment.

Gary Newberry	July 3, 2017

Consolidated Statement of Changes in Shareholders’ Equity (Deficit), page F-4

24. We note the line “effect of reverse recapitalization transaction.” Based on disclosures throughout your filing, this line item appears to include multiple transactions, including the issuance of 4,000,000 shares in the recapitalization, the conversion of convertible notes and the issuance of shares during December 2016 related to the 2017 Private Placement. Please revise your consolidated statement of changes in shareholders’ equity (deficit) to present all transactions separately.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that SEC rules do not directly address a registrant’s financial reporting obligations in the event that it acquires another entity in a transaction accounted for as a reverse recapitalization.

There are 2 common approaches to present the prior period share data in the shareholders’ equity statement in a reverse merger / reverse recapitalization:

-        Presentation of the legal number of shares of the legal acquirer.

-        Presentation of the number of shares based on the equivalent number of shares received by previous shareholders of the accounting acquirer (i.e. presentation that is consistent with the number of shares used to calculate EPS). This approach is supported / inferred from various accounting guidance.

The Company took the latter approach in preparing its financial statements. The Company believes the Staff’s question, as it mentions the reverse recapitalization line item appears to include the issuance of 4,000,000 shares (which is the number of shares issued by the legal acquirer), assumes the former approach was taken.

Under the approach taken by the Company, the line item noted as “effect of reverse recapitalization transaction” in the statement of changes in shareholders’ equity includes the following two transactions that occurred simultaneously. Each transaction on its own would not provide useful information as they are interdependent of one another. These transactions are as follows:

a) Conversion of all the legacy preferred shares of the business venture to common stock; and

b) Issuance of 31% of the equity of the business venture to shareholders that did not previously hold shares of the business venture (in exchange for cash).

We believe presentation of these two transactions in a single line item in the shareholders equity statement is consistent with the economic substance of the transaction due to the following:

Gary Newberry	July 3, 2017

a) The two transactions are interdependent of one another: conversion of the preferred shares to common shares occurred together with and the issuance of 31% of the equity of the business venture to new shareholders.

b) From a legal stand point, although contractually the preferred shares of Motus GI Medical Technologies, Ltd. (“Motus Ltd.”) were convertible to common stock of Motus Ltd. (irrespective of the reverse recapitalization transaction), in the reverse recapitalization transaction those preferred shares were exchanged directly to shares of Motus GI Holdings, Inc., with no issuance of common shares of Motus Ltd. taking place as a result of the conversion of the preferred shares.

We further note the conversion of the convertible notes, which as in the Staff’s question is assumed to be included in the “effect of reverse recapitalization” line item, is in fact included in a separate line item called “conversion of convertible notes” as this transaction occurred in the operating entity prior to the reverse recapitalization.

Consolidated Statements of Cash Flows, page F-5

25. On page 2 you state that holders of convertible notes exchanged those notes for units in the 2017 Private Placement. Please tell us why this is not disclosed as a non-cash financing activity in your financial statements, given that you do not disclose any such notes outstanding as of December 31, 2016.

Response: The Company has additionally revised the disclosure on page F-17, in response to the Staff’s comment.

26. Please explain the line item “cash acquired in connection with the reverse capitalization,” given that the referenced footnote 1A does not appear to explain this amount. In your response, provide a reconciliation of how you calculated the reverse capitalization.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that cash acquired in connection with the reverse capitalization per the statement of cash flows refers to the total net cash from the first closing of the 2017 Private Placement (gross proceeds of $8.077 million less approximately $1.2 million in issuance costs). The Company has added a supplemental schedule in the statement of cash flows showing assets acquired and liabilities assumed, reflecting:

Other long-term liabilities	$1,410
Reverse recapitalization effect on equity	$5,468
Cash acquired upon reverse recapitalization	$6,878

Gary Newberry	July 3, 2017

The difference between cash acquired upon reverse recapitalization from the statement of cash flows and the effect of reverse recapitalization per the statement of shareholder’s equity relates to the $1.410 million allocation of other long-term liabilities in Motus GI Holdings, Inc. which relates to the royalty payment rights to preferred shareholders and liability to designees of the Placement Agent based on a percentage paid to holders of Series A Convertible Preferred Stock. Please refer to our response in Comment 28, below, for additional information regarding this liability.

The Company has revised the disclosure on page F-19, in response to the Staff’s comment.

Notes to Consolidated Financial Statements

Note 8 – Share Capital, page F-16

27. Please disclose the terms of your registration rights agreement. Refer to ASC 505-10-50- 3.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-28, in response to the Staff’s comment.

Royalty payment rights on series A preferred stock, page F-17

28. Please tell us why you consider these rights a liability, given the definition of participation rights in ASC 505-10-20, and describe how the offset to this liability was recorded. Cite the accounting literature upon which you relied.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that we believe the definition of participating rights in ASC 505-10-20 is inapplicable to our situation. We believe that fundamental to the definition of a liability is the lack of discretion on the part of the Company to decide whether to pay such amounts. ASC 505 prescribes no recognition part to the participation right but to require disclosure on the terms as part of the notes. We disclose such rights and believe it is being responsive to the requirement of ASC 505-10-50. We believe the important determinants in the decision whether such undertaking is a liability are (i) the lack of discretion of the Company to avoid the payment and (ii) the fact that the right is detachable from the shares and eventually becomes freestanding. We believe that there is no direct guidance on that right considering the definition of a liability in the concepts, noting concept 6 paragraph 36 states:

A liability has three essential characteristics: (a) it embodies a present duty or responsibility to one or more other entities that entails settlement by probable future transfer or use of assets at a specified or determinable date, on occurrence of a specified event, or on demand, (b) the duty or responsibility obligates a particular entity, leaving it little or no discretion to avoid the future sacrifice, and (c) the transaction or other event obligating the entity has already happened. Liabilities commonly have other features that help identify them—for example, most liabilities require the obligated entity to pay cash to one or more identified other entities and are legally enforceable. However, those features are not essential characteristics of liabilities. Their absence, by itself, is not sufficient to preclude an item’s qualifying as a liability. That is, liabilities may not require an entity to pay cash but to convey other assets, to provide or stand ready to provide services, or to use assets. And the identity of the recipient need not be known to the obligated entity before the time of settlement. Similarly, although most liabilities rest generally on a foundation of legal rights and duties, existence of a legally enforceable claim is not a prerequisite for an obligation to qualify as a liability if for other reasons the entity has the duty or responsibility to pay cash, to transfer other assets, or to provide services to another entity.

Gary Newberry	July 3, 2017

We believe that the right meets the definition of a liability for the reasons described above and hence should be presented as a liability outside of equity.

Note 17 — Subsequent Events, page F-23

29. We note on page 3 that you issued an aggregate 4,743,311 shares of your common stock and 1,581,128 shares of Series A Convertible Preferred Stock at a price of $5.00 per unit beginning in December 2016. On page F-5 in the Consolidated Statements of Cash Flows, we note no cash was received from the issuance of shares during fiscal year 2016. Additionally, footnote 17 indicates only $7.3 million has been received during fiscal year 2017. Please provide us a reconciliation of the private placement disclosures and the amounts described throughout your filing and revise your filing as necessary to clarify.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that as a part of the 2017 Private Placement, there were three closings of stock issuances. The first closing occurred in December 2016, prior to the reverse recapitalization. The line item in the statement of cash flows noted as “cash acquired in connection with the reverse recapitalization, net” represents the gross proceeds of $8.077 million from the first closing of the private placement, less issuance costs. The second and third closings occurred in 2017 and were reported as subsequent events in the financial statements. The following table shows a reconciliation of the total shares issued in the 2017 Private Placement per closing and inclusive of the conversion of convertible notes to arrive at the aggregate issuance of shares as reported on page 3:

	Date	Common shares	Preferred shares
First closing	December 2016	1,211,655	403,885
Second closing	January 2017	440,595	146,865
Third closing	February 2017	658,253	219,418
Sub-Total		2,310,503	770,168
Conversion of notes		2,432,808	810,960
Total		4,743,311	1,581,128

Gary Newberry	July 3, 2017

Any questions regarding the contents of this letter, the Draft Registration Statement on Form S-1 should be addressed to the undersigned at (973) 597-2476.

Very truly yours,

/s/ Steven M. Skolnick

Steven M. Skolnick

cc: Mark Pomeranz